[SHIP LOGO  VANGUARD(R)]

                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-1538
                                                      judy_l_gaines@vanguard.com



April 14, 2008

Mark Cowan, Esq.
U.S. Securities & Exchange Commission                    via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Variable Insurance Funds
         File No. 33-32216

Dear Mr. Mark Cowan,

This letter responds to your April 2, 2008 comments on Post-Effective Amendment No. 46 of the above-referenced registrant that was filed on February 26, 2008.


Comment 1:            Prospectus - Bond Portfolios - Mortgage backed securities
===============================================================================
Comment:              Please confirm whether prepayment risk is the only risk
                      associated with these securities (or are there also risks associated with default). Also, are the portfolios exposed to the sub-prime market? If so, please include additional risk disclosure in Item 2.

Response:             The discussion on mortgage-backed securities on page 29 is part of a list of identified types of financial instruments in which the Short-Term Investment-Grade
                      Portfolio may purchase. While prepayment risk is discussed specifically with regard to mortgage-backed securities in this list, we discuss the overall risks, including interest rate, income, and credit, to the Bond Portfolios on pages 27 and 28.

                      The Bond Portfolios of Vanguard Variable Insurance Fund do not have any direct sub-prime exposure. Certain Vanguard funds may have indirect exposure through their investments in the debt securities of mortgage companies and banks; however, these types of companies typically have diversified business lines--thus diluting the impact from the sub-prime mortgage market. Any indirect impact from the sub-prime mortgage market is further minimized by the diversified nature of our funds.

                      Accordingly, we do not plan to revise the disclosure.

Mark Cowan, Esq.
April 14, 2008
Page 2


Comment 2(a):         Part B - Investment Advisory Services
===============================================================================
Comment:              Please state the dollar range of equity securities in the
                      fund beneficially owned by each Portfolio Manager.
                      Item 15(c) to Form N-1A.

Response:             At the end of the Investment Advisory Services section
                      (page B-58) we state:

                      "The Portfolios are mutual funds used solely as investment options for annuity or life insurance contracts offered by insurance companies, which can only be purchased through a contract offered by an insurance company. Accordingly, the Portfolios that make up the Fund are suitable investments for only a limited subset of investors. The portfolio managers of the Fund do not fit into this subset of investors, and therefore, do not own shares of the Portfolios." We believe that this disclosure adequately responds to Item 15(c).


Comment 2(b):         Part B - Investment Advisory Services
===============================================================================
Comment:              For M&G Investment Management Limited, please identify the benchmark used to measure performance. Also, in the context of M&G's long-term incentive plan, please explain what the term "phantom equity" means.

Response:             The relevant benchmark against which M&G assesses the
                      performance factor of the portfolio managers' bonus, with respect to the International Portfolio, is the MSCI All
                      Country World ex-US Index. We have amended the disclosure to include the specific benchmark index.

                      Also, based on additional information provided to us by the advisor, we have amended M&G's long-term incentive plan disclosure as follows:

                      "M&G's long-term incentive plan, combining phantom equity and options over phantom equity in M&G, is designed to provide a meaningful stake in the future growth of the value of the company to those who have a significant role to play in its growth. The long-term incentive plan consists of phantom shares, normally awarded on an annual basis, with each award having a three-year performance cycle. The value of an award at vesting, and consequently the payment a participant receives, is dependent on its initial value and the change in operating profit for the M&G Retail business over the performance cycle. While the exit price is based on actual business performance, the shares awarded are phantom shares as M&G is not a listed company."

Mark Cowan, Esq.
April 14, 2008
Page 3


Comment 3:            Tandy Requirements
========================================
As required by the SEC, the Fund acknowledges that:

                      o The Fund is responsible for the adequacy and accuracy
                        of the disclosure in the filing.
                      o Staff comments or changes in response to staff comments
                        in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                      o The Fund may not assert staff comments as a defense in
                        any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me at 610-669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department